Exhibit 1

(Translation)

To whom it may concern
June 23, 2007
Contact Information: NIS GROUP CO., LTD. Akihiro Nojiri Senior Executive Director & Executive Officer Tel: (TOKYO) +81-3-3348-2424 E-mail:Info-ir@nisgroup.co.jp URL: http://www.nisgroup.jp/english
Notice Regarding Stock Repurchases
     NIS GROUP CO., LTD. (the “Company”) hereby announces that, at a meeting of its board of directors held today, the Company has decided to repurchase shares of its common stock pursuant to the Corporate Law of Japan, as described below, through ordinary market transactions.
Outline of Repurchases

(1) Class of shares to be repurchased:	Common stock

(2) Total number of shares to be repurchased:	Up to 60,000,000 shares (Ratio to the number of shares outstanding: 2.1%)

(3) Aggregate amount of repurchases:	Up to 3 billion yen

(4) Period for repurchases:	1 year from June 25, 2007
Note:	The total number of shares to be repurchased will be adjusted downward to up to 3,000,000 shares on and after August 31, 2007, in accordance with a 1-for-20 reverse stock split approved at the 48th Ordinary General Meeting of Shareholders held today.
(For reference) Possession of treasury stock as of March 31, 2007

Number of shares outstanding (excluding treasury shares):	2,849,538,041 shares

Number of treasury shares:	68,348,971 shares